Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Virtusa Corporation and Subsidiaries:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Virtusa Corporation and Subsidiaries of our reports dated May 26, 2010, with respect to the consolidated balance sheets of Virtusa Corporation and Subsidiaries (the Company) as of March 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2010, the schedule supporting such financial statements and the effectiveness of internal control over financial reporting as of March 31, 2010, which reports appear in the March 31, 2010 annual report on Form 10-K of Virtusa Corporation.

/s/ KPMG LLP

KPMG LLP

Boston, Massachusetts
November 23, 2010